Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cimarex Energy Co.:

We consent to the use of our reports dated February 20, 2019, with respect to the consolidated balance sheets of Cimarex Energy Co. as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado
March 4, 2019